Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Epilog Imaging Systems, Inc.
333 W San Carlos St
San Jose, CA 95110
www.epilog.com

Up to $4,787,538.03 in Common Stock at $0.61
Minimum Target Amount: $19,999.46

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Epilog Imaging Systems, Inc.
Address: 333 W San Carlos St, San Jose, CA 95110
State of Incorporation: DE
Date Incorporated: June 28, 2010

Terms:

Equity

Offering Minimum: $19,999.46 | 32,786 shares of Common Stock
Offering Maximum: $4,787,538.03 | 7,848,423 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.61
Minimum Investment Amount (per investor): $299.51

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Select investors will receive 50% additional bonus shares.

Combo/Avid Investor Perks

Early Bronze - Invest $500+ within the first two weeks and receive 5% bonus shares

Early Silver - Invest $1,000+ within the first two weeks and receive 10% bonus shares

Early Gold - Invest $2,500+ within the first two weeks and receive 15% bonus shares

Early Platinum - Invest $5,000+ within the first two weeks and receive 20% bonus shares

Early Diamond - Invest $10,000+ within the first two weeks and receive 25% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $1000+ and receive 5% bonus shares + free Epilog T-shirt*

Tier 2 Perk - Invest $2500+ and receive 10% bonus shares + 50% off SideCar

Tier 3 Perk - Invest $5,000+ and receive 15% bonus shares + 75% off SideCar or Free Vortex Mini

Tier 4 Perk - Invest $10,000+ and receive 25% bonus shares + Free SideCar and Vortex Mini

Tier 5 Perk - Invest $20,000+ and receive 50% bonus shares + Free SideCar and Vortex Mini

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Epilog Imaging Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $61. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Epilog is a technology company committed to developing and delivering innovative AI-powered vision solutions. Our mission is to enhance safety and efficiency by automating repetitive tasks through advanced, vision-based AI.

We are currently focused on two main business lines in the automotive and safety/security markets. Our safety and security products are branded and offered through Epilog's subsidiary, Aperis AI.

In the long term, we aim to become a leader in AI vision technology, driving innovation across diverse industries. Our core values—innovation, quality, scalability, customer focus, and integrity—guide every aspect of our operations.

Anticipated Products and/or Services

Our current product offerings include Sidecar, an AI vision system designed for assisted driving in existing vehicles, and Vortex, an edge-based AI video compression and analysis device.

Sidecar prioritizes safety features and is being redesigned to support over 200 vehicle models with a single, universal device, simplifying the process for both customers and our operations. The first-generation Sidecar, launched in 2024, supported three Toyota models and received highly positive feedback, demonstrating strong demand from customers across major brands. We have temporarily paused sales to streamline the product and our processes. Manufacturing of the enhanced version, compatible with multiple vehicle brands, will begin in 2025.

Vortex is an edge-based video compression and analysis device that enables long-term local/cloud data archiving. It also provides customer insights through object detection and event recognition. Launching in early 2025, Vortex targets the $8B video cloud storage industry. Vortex functionality will be integrated into future product lines, including Wellcome™ and CloseView™. Vortex is launching under our Apetis branding, which uses a common hardware/software platform to accelerate our entry into the safer/security market. Although we have not yet generated significant revenues, the company anticipates achieving this in 2025, contingent on product releases and market alignment.

US Patents and Trademarks

Multiple patents and trademarks are held by the company, including those for imaging systems, camera assemblies, and AI technologies. Patents are mostly granted, with some trademarks pending. Notably, Michael Mojaver is listed as the inventor for several patents.

Governmental/Regulatory Approval and Compliance

The company operates under U.S. federal, state, and local laws and regulations, which are subject to change.

Competitors and Industry

The landscape of self-driving technology is evolving, with two distinct approaches emerging: robotaxis, exemplified by companies like Waymo and Cruise, and consumer vehicles, primarily represented by Tesla. Current self-driving systems often rely on a complex mix of sensors and AI, which can be expensive and cumbersome. In contrast, Epilog's Sidecar offers a streamlined solution that excels in performance while reducing costs. To illustrate, while Tesla utilizes eight cameras, with five focused forward for navigation, self-driving taxis add LiDAR, a technology that can cost tens of thousands of dollars. Alternatively, high-quality "Hollywood-style" cameras from companies like red.com provide exceptional imaging but lack integrated AI and cost tens to hundreds of thousands of dollars each.

Currently, if you desire self-driving capabilities, a Tesla is often your best option. However, millions of vehicles already on the road are equipped with electronic steering, braking, and throttle, all of which can be seamlessly integrated with Sidecar. As a practical example, Sidecar can be installed in a Toyota Corolla, a widely available car often priced at half the cost of the most affordable Tesla.

This opens up an exciting opportunity. With millions of cars potentially compatible with Sidecar at an MSRP of $999, our total addressable market is in the multi-billion range. We are focused on manufacturing and selling as many Sidecars as possible.

Current Stage and Roadmap

Operationally, we have finalized manufacturing contracts and are prepared to scale production to meet anticipated demand in 2025. Our target markets include the aftermarket automotive sector, focusing on vehicle safety upgrades and fleet management for Sidecar, and the security and video compression market for Vortex, beginning with Aperis. These markets are experiencing significant growth due to advancements in AI vision technology, and Epilog is well-positioned to capitalize on these trends.

Our go-to-market strategies include online sales, partnerships with automotive retailers, and distribution channels for Sidecar. Vortex/Aperis will be sold directly to the security market, supported by digital marketing, social media, and content marketing across both sectors. Once revenue grows, we plan to explore ways to scale manufacturing to produce the next 10,000 units.

Future Roadmap

Reaching 10,000 Sidecar units will mark a significant milestone, requiring the initial 1,000 units to be sold, installed, and successfully operated. By this point, we will have secured a foothold in the market and established continued demand for our product.

Our biggest challenges will include successfully scaling operations to install units, addressing customer inquiries and issues, and adapting to unforeseen challenges as Sidecar begins operating on public roads in the hands of real users.

The Team

Officers and Directors

Name: Michael Mojaver

Michael Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO/CFO
  Dates of Service: June, 2010 - Present
  Responsibilities: Visionary leader, strategist, communicator, and manager involving all aspects of running a leading edge technology company. Salary: $120,000

- Position: Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. Equity 250,000 shares/year

Name: Lance Mojaver

Lance Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO, Director
  Dates of Service: June, 2015 - Present
  Responsibilities: Manage technology products Salary $150,000 Equity 200,000 shares/year.

Name: Rony Greenberg

Rony Greenberg's current primary role is with Sqream. Rony Greenberg currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. No cash salary, Equity 75,000 shares/year

Other business experience in the past three years:

- Employer: Sqream
  Title: Chief Business Development Officer
  Dates of Service: March, 2021 - Present

Responsibilities: Build relationships with other companies to drive sales.

Name: Marc Munford

Marc Munford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Business Development/Secretary
  Dates of Service: November, 2016 - Present
  Responsibilities: Business Development and Sales. Salary is TBT depending on the Future funding based

Other business experience in the past three years:

- Employer: ArionBio Inc.
  Title: Business Development
  Dates of Service: January, 2020 - Present
  Responsibilities: Build relationships with other companies to drive sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When

such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Epilog Imaging Systems was formed on 6/28/2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Epilog Imaging Systems has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think thatour product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could

adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Mojaver	23,000,000	Common Stock	55.87%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 7,848,423 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 41,165,530 outstanding.

Voting Rights

Each share is entitled to 1 vote.

Material Rights

The total amount outstanding includes 7,905,692 shares to be issued pursuant to stock options issued.

Dividends upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights of the Preferred Stock may be determined at time of designation of any such series of Preferred Stock.

Material Rights

The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of any series of preferred stock which are premitted by the Delaware General Corporation Law.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $898,022.00
  Number of Securities Sold: 545,286
  Use of proceeds: Developing products
  Date: December 31, 2022
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $844.00
  Number of Securities Sold: 1,125
  Use of proceeds: N/A - issued to the intermediary in connection with the Reg A+ raise
  Date: July 05, 2022
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $54,203.00
  Number of Securities Sold: 38,588
  Use of proceeds: NIA - issued to the intermediary in connection with the Reg A+ raise
  Date: July 05, 2022
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $472,481.99
  Number of Securities Sold: 176,336
  Use of proceeds: Working Capital
  Date: June 30, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $300,352.82
  Number of Securities Sold: 135,934
  Use of proceeds: Working Capital
  Date: September 04, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,874
  Use of proceeds: N/A - issued to the intermediary in connection with the Reg CF raise
  Date: February 11, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0 compared to $668 in fiscal year 2024.

The company generated its first minimal revenue in 2024, suggesting early signs of commercial activity following its pre-revenue phase.

Cost of Sales

Cost of Goods Sold for fiscal year 2023 was $0 compared to $355 in fiscal year 2024.

This increase corresponds with the modest revenue generated, reflecting the beginning of cost-incurring sales operations.

Gross Margins

Gross profit for fiscal year 2023 was $0 compared to $313 in fiscal year 2024.

Although still minimal, the company began generating a gross profit in 2024 as it commenced limited product sales.

Expenses

Operating expenses were $1,157,636 in fiscal year 2023 compared to $439,807 in fiscal year 2024.

This significant reduction reflects decreased investment in research and personnel as the company transitioned from a development-heavy phase to the initial commercialization of its technology.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not sold a mass-produced product yet. Past cash was primarily generated through equity investments. Our goal is to increase cash flow and reach profitability in 2025. We plan to generate revenue through sales of our Sidecar product, which have developed and are presently delivering the first 1000 units of. We will aim to successfully sell those units in order to deliver our second batch or units, which will number 10,000. We anticipate raising additional funds during this time to deliver these additional units. In the post-Covid era, employing the Just In Time model, such as manufacturing 10 batches of 1,000 units each over 10 months, is currently impractical. Should we opt to produce 10,000 units, it would necessitate roughly $5M in cash to procure semiconductor components in advance, with the lead times for some crucial components currently extending to 6-8 weeks.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2024, the Company has capital resources available in the form of $15,846 Another approximately

$15,000 is expected in March 2025 via a disbursement from the current Reg CF offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from ongoing and future campaigns are critical for the company's operations, particularly for supporting manufacturing, production, and early sales initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company believes that the funds from these campaigns are essential for its viability. Approximately 90% of the company's total funds is expected to come from these campaigns, assuming the maximum funding goal is reached.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum offering amount, the company anticipates operating for 16 months based on a monthly burn rate of $30,000, with the current expenses being salaries, inventory, operations, and R&D. This burn rate has been ongoing since fall 2023 and we don't anticipate it changing in the near future until the company has secured additional funds. As we begin to deliver our initial 1,000 units of Sidecar, we would expect this burn rate to change as we would be generating revenue from these deliveries but also anticipate an increase in operational expenses as we support these units in the field.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $30,000 for expenses related to salaries, inventory, operations, R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- Creditor: Michael Mojaver
  Amount Owed: $227,525.00
  Interest Rate: 0.0%
  During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. As of December 31, 2024, and December 31, 2023, the amount of advance outstanding was $227,525 and is recorded under 'Shareholder loan' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance on December 31, 2024, and December 31, 2023, was $105,748 and $103,471, respectively

Related Party Transactions

- Name of Person: Michael Mojaver
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. As of December 31, 2024, and December 31, 2023, the amount of advance outstanding was $227,525 and is recorded under 'Shareholder loan' on the balance sheet.
  Material Terms: These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance on December 31, 2024, and December 31, 2023, was $105,748 and $103,471, respectively.

- Name of Person: Marc Munford
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Payables to the officers of the Company for liabilities in the course of business, as of December 31, 2024, and December 31, 2023, amounted to $24,757 and $15,451, respectively.
  Material Terms: No other material terms.

Valuation

Pre-Money Valuation: $25,110,973.30

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Please see Risk Factors for additional information regarding the use of forward-looking information.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.46 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Development:
  55.0%
  This includes finalizing the tooling required for production for Sidecar. We're completing final rounds of testing to ensure quality and reliability. Production costs are being covered, including assembly, packaging materials, and shipping logistics.

- StartEngine Service Fees
  37.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,787,538.03, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Marketing
  15.0%
  Includes activities such as marketing for the Reg CF raise, advertising, digital marketing, sales team salaries and commissions, trade shows, public relations, and marketing materials.

- Research & Development
  15.0%
  encompass activities such as research personnel salaries, laboratory equipment, prototyping, testing, and experimentation.

- Company Employment
  15.0%
  Salaries of supporting staff including employees as well as contractors, accounting and legal personnel.

- Operations
  15.0%
  Cost of rent and other general services.

- Inventory
  32.5%
  Includes raw materials, work-in-progress items, finished goods, spare parts, software licenses, prototypes, intellectual property, packaging materials, and excess or obsolete inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.epilog.com (www.epilog.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/epilog

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Epilog Imaging Systems, Inc.

[See attached]

EPILOG IMAGING SYSTEMS, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Epilog Imaging Systems, Inc.
San Jose, California

Opinion

We have audited the accompanying financial statements of Epilog Imaging Systems, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 14, 2025
Los Angeles, California

EPILOG IMAGING SYSTEMS, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	21,221	$	165,109
Prepaids and Other Current Assets		6,670		20,555
Total current assets		**27,891**		**185,664**
Property and Equipment, net		62,855		113,628
Intangible Assets, net		249,946		277,685
Total assets	**$**	**340,692**	**$**	**576,977**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	51,114	$	24,503
Credit Cards		53,968		12,920
Due to Related Parties		24,757		15,451
Shareholder Loan		227,525		227,525
Accrued Interest		105,748		103,471
Other Current Liabilities		28,633		33,642
Total current liabilities		**491,745**		**417,512**
Total liabilities	**$**	**491,745**	**$**	**417,512**
STOCKHOLDERS' EQUITY				
Common Stock, $0.0001 par, 25,000,000 shares authorized, 16,629,919 and 16,491,663 shares issued and outstanding as of December 31, 2024 and December 31, 2023	$	1,662	$	1,649
Subscription Receivable		(42,347)		(25,883)
Equity Issuance Costs		(219,683)		(66,231)
Additional Paid In Capital		4,829,220		4,528,880
Accumulated Deficit		(4,719,905)		(4,278,950)
Total Stockholders' Equity		**(151,053)**		**159,465**
Total Liabilities and Stockholders' Equity	**$**	**340,692**	**$**	**576,977**

See accompanying notes to financial statements.

EPILOG IMAGING SYSTEMS, INC.
STATEMENTS OF OPERATIONS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 668	$ -
Cost of Goods Sold	355	-
Gross Profit	**313**	**-**
Operating Expenses		
Personnel	77,518	461,723
Professional Services	62,332	67,410
Research and Development	18,198	329,348
General and Administrative	226,131	267,481
Sales and Marketing	55,628	31,674
Total Operating Expenses	**439,807**	**1,157,636**
Net Operating Income	**(439,494)**	**(1,157,636)**
Interest Expense	(8,225)	(2,275)
Other Income/(Loss)	4,671	16,942
Loss Before Provision for Income Taxes	**(443,048)**	**(1,142,969)**
Benefit/(Provision) for Income Taxes	-	-
Net Loss	**$ (443,048)**	**$ (1,142,969)**

See accompanying notes to financial statements.

EPILOG IMAGING SYSTEMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Equity Issuance Costs	Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance—December 31, 2022	**16,315,327**	**$ 1,632**	**$ -**	**$ (411)**	**$ 4,046,928**	**$ (3,135,981)**	**$ 912,168**
Issuance of Common stock	176,336	17	(66,231)	(25,472)	481,952	-	390,266
Net loss	-	-	-	-	-	(1,142,969)	(1,142,969)
Balance—December 31, 2023	**16,491,663**	**$ 1,649**	**$ (66,231)**	**$ (25,883)**	**$ 4,528,880**	**$ (4,278,950)**	**$ 159,465**
Prior year adjustment	-	-	-	-	-	2,093	2,093
Issuance of Common stock	138,256	13	(153,452)	(16,464)	300,340	-	130,437
Net loss	-	-	-	-	-	(443,048)	(443,048)
Balance—December 31, 2024	**16,629,919**	**$ 1,662**	**$ (219,683)**	**$ (42,347)**	**$ 4,829,220**	**$ (4,719,905)**	**$ (151,053)**

See accompanying notes to financial statements.

EPILOG IMAGING SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (443,048)	$ (1,142,969)
Adjustments to reconcile net income to net cash used by operating activities:		
Amortization of Intangibles	28,414	35,550
Depreciation of Property	29,916	30,903
Accrued Interest	2,277	2,275
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets	13,885	130,312
Accounts Payable	33,867	(51,528)
Credit Cards	41,048	(7,101)
Other Current Liabilities	(5,009)	(2,740)
Net cash used by operating activities	**(298,650)**	**(1,005,298)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Intangibles	(675)	(17,638)
Sale/(Purchase) of Property	25,000	(22,532)
Net cash provided/(used) in investing activities	**24,325**	**(40,170)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	130,437	390,266
Net cash provided by financing activities	**130,437**	**390,266**
Change in Cash	**(143,888)**	**(655,202)**
Cash—beginning of year	165,109	820,311
Cash—end of year	**$ 21,221**	**$ 165,109**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 5,950	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Epilog Imaging Systems, Inc. was incorporated on June 28, 2010, in the state of Delaware. The financial statements of Epilog Imaging Systems, Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

The company develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human quality, AI-based vision driver assistance technology to millions of cars already on the road today (mobile solution), as well as a queue management system for monitoring the flow of people and vehicles (stationary solution). The company's products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of both December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance

Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture & Equipment	7 years
Computer Equipment	5 years
Leasehold Improvements	5 years
Vehicles	5 years

Intangibles

Intangible assets with finite lives, such as patents, websites, and trade names, are amortized on a straight-line basis over their estimated useful lives.

Estimated useful lives for intangibles are as follows:

Category	Useful Life
Website	17 years
Trademark	10 years
Patents	10-17 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods/services is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when a customer takes possession of the goods/services.
- Online Sales: Revenue is recognized at point-in-time when the goods/services are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods/services are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to the issuance of equity securities, including common stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $55,628 and $31,674, respectively, and are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets refer to prepaids, account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Other current liabilities comprise other non-trade payables.

4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

As of Year Ended December 31,	2024	2023
Furniture and Equipment	$ 92,611	$ 92,611
Vehicles	104,726	125,583
Warehouse Equipment	9,902	9,902
Building improvements	5,000	5,000
Property and Equipment, at Cost	**212,239**	**233,096**
Accumulated depreciation	(149,383)	(119,467)
Property and Equipment, Net	**$ 62,855**	**$ 113,628**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and December 31, 2023, were in the amount of $29,616 and $30,903, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible assets consist of:

As of Year Ended December 31,	2024	2023
Website	$ 10,000	$ 10,000
Trademark	23,024	23,024
Patents	690,038	689,363
Intangible Assets, at Cost	**723,062**	**722,387**
Accumulated amortization	(473,116)	(444,702)
Intangible Assets, net	**$ 249,946**	**$ 277,685**

Amortization expenses for intangible assets for the fiscal years ended December 31, 2024, and December 31, 2023, were in the amount of $28,414 and $35,550, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 16,629,919 and 16,491,663 common shares have been issued and outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, no preferred shares have been issued and are outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (131,585)	$ (339,462)
Valuation Allowance	131,585	339,462
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,402,433)	$ (1,270,848)
Valuation Allowance	1,402,433	1,270,848
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,721,998. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. As of December 31, 2024, and December 31, 2023, the amount of advance outstanding was $227,525 and is recorded under 'Shareholder loan' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance on December 31, 2024, and December 31, 2023, was $105,748 and $103,471, respectively.

Payables to the officers of the Company for liabilities in the course of business, as of December 31, 2024, and December 31, 2023, amounted to $24,757 and $15,451, respectively.

9. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place, and all lease terms are on a short-term basis. Rent expenses for the fiscal year ended December 31, 2024, and December 31, 2023, were in the amount of $91,241 and $76,142, respectively.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 14, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company has a net loss of $443,048, an operating cash flow loss of $298,650 and liquid assets in cash of $21,221. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF EPILOG

AI-Powered Vision Systems

Epilog has created patented AI vision technology delivering human-quality autonomous capability and is currently preparing to ship products in volume as demand materializes into two initial markets: self-driving cars and surveillance.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


epilog
Machine Vision Automation

$947,129.48 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$0.61 Per Share

PREVIOUSLY CROWDFUNDED
$5,111,898.27

RAISED	INVESTORS
$947,129.48	402
MIN INVEST	**VALUATION**
$299.51	$25.11M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

REASONS TO INVEST

- **Market Traction:** Our Al-powered vision products, SideCar and Vortex, are experiencing demand since their beta launch. We are prepared to meet this market demand in 2025 and begin full distribution*

- **Proven Leadership:** Our management team has a demonstrated history of successfully bringing complex technology products to mass markets, prior exits and public company experience.

- **High-Growth Sector:** We are strategically positioned within the rapidly growing AI-driven vision markets, leveraging patented technology, and have products in the market.

**These timelines are forward-looking statements based on current expectations and are subject to risks, uncertainties and changes in business conditions.*

TEAM



Michael Mojaver • CEO/CFO/Director
Michael Mojaver is currently Epilog's Chief Executive Officer. He has served in that position from June 2010 to the present date. Michael's background is in starting, funding and leading technology companies in the United States and internationally. Michael has studied and worked at UC San Diego, Cornell University from 1989- 1996, Fermilab and CERN (Switzerland). Michael's first venture in 1996 was a microchip design company for vision products. Prior to founding Epilog, he was the CEO of GIG from 2008 until 2010. Michael holds a BS in engineering and physics from University of California San Diego, obtained in 1989.
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Lance Mojaver • CTO/Director
As the principal architect and developer for AI devices at Epilog, Lance has a proven track record of over ten years in real-time video software and vision systems, from hardware design to finished product. His passion lies in creating advanced vision solutions for robotic and consumer use cases, and his current work centers on AI training and developing the structured 3D data crucial for self-driving applications.
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Marc Munford • VP Business Development/Secretary
Marc leads Epilog's Consumer OEM Market Channel Development. With an extensive Silicon Valley startup background, he co-founded NetDrive, the first Internet personal storage service. Marc has built and led sales and business development at companies like Visto/Good Technology, Funambol, Treasure Data, and Wollongong/Attachmate. Early in his career, he worked as a software engineer for Steve Jobs at NeXT and has strong connections to major sports franchises from his football background.
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Rony Greenberg • Director
Business leader with a proven track record of driving significant revenue, margin, and profit growth. Skilled at managing complex global organizations and cross-functional teams. Expert negotiator and communicator with a talent for building client relationships and closing high-value partnerships. Motivational leader who develops strategies and delivers results that exceed objectives. Rony has extensive experience in Silicon Valley startups.
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THE PITCH

Epilog anticipates potential growth opportunities beginning in 2025


Ingredients for Growth Potential
Large Addressable Market
97% of human tasks require vision attention
Intellectual Property
9 patents granted, more pending
Investor Support
$5M+ invested by 5000+ investors to date
Market Traction
Strong product demand, shipping now
Product Portfolio
Four products based on a single platform
Experienced Leadership
Based in Silicon Valley with multiple exits

Epilog is revolutionizing how machines interact with the world. Our patented, AI-powered vision technology is designed to enable machines to 'see' and understand their environment like humans, automating critical, vision-dependent tasks. With proven products generating revenue and a strong pipeline of innovations, Epilog is looking to grow.

Our Technology

Epilog's patented multi-spectral sensor technology, combined with advanced AI, surpasses human vision, unlocking the automation of previously impossible tasks. Our devices provide a wider, deeper, and further field of view simultaneously, enabling a range of applications in automotive, security, health, and safety with affordable pricing.


Quantum Definition™
Epilog 100MP+ AI vision
HD
4K
8K+
$5 image
$50 image
$5,000 image
Epilog delivers 12K+ image quality at a cost of less than $100

Epilog has prioritized the automotive market as the initial focus for our advanced vision technology. Our SideCar product is positioned to facilitate integrating next-generation safety and autonomous features into existing vehicles. SideCar completed beta testing in 2024 and is now ready for large scale production.



“SideCar was an awesome experience that I was not ready for. While I was nervous at first, Sidecar quickly showed me the benefits of having a self driving feature that is extremely affordable. Being able to relax during stop and go traffic and not have to worry about constantly moving my feet around is a huge benefit. A must have for all the commuters out there.”

– Beau Bernal, COO, Toole's Garage*

**This testimonial reflects the experience of one individual and may not represent typical results or experiences of other users.*

Products & Markets

Epilog's innovative products harness advanced AI technology using a single Vision platform: SideCar brings self-driving capabilities to existing vehicles, Vortex provides AI video compression and analysis with object detection and event recognition, and Wellcome offers contact-less health scanning using vision and AI.


Disruptive autonomous vision products
SideCar™
After-market self-driving
50M+ cars (DTC)
Vortex
AI video compression
Surveillance market (B2B)
Wellcome™
Non-contact scanner
Digital health market (B2B)

Epilog's products target vast market opportunities: SideCar addresses a $50B automotive aftermarket (Based on $990 MSRP) by bringing autonomy to over 50M existing vehicles; Vortex serves the $8.6B surveillance industry with advanced video compression and analysis; and Wellcome addresses the $240B digital health market with contact-less health scan technology.


Delivering to multiple markets
SideCar: AI self-driving system
Self-driving technology has traditionally been limited to expensive new cars, leaving existing vehicles behind. SideCar brings autonomy to the automotive aftermarket, making it accessible to over 50 million compatible cars already on the road.
Vortex: AI video compression
Vortex is an edge video compression and analysis device enabling long-term local and cloud archiving. It delivers customer insights through advanced object detection and event recognition, targeting the $8B cloud-based video storage market.
AI
Wellcome: AI scanner
Wellcome is a contactless health scanner being developed to perform comprehensive remote health checks on people and animals from up to 10 feet away. It targets the $240 billion digital health market.

**Sidecar and Vortex are currently being used by beta customers and the Company expects to begin full distribution in 2025. Wellcome is under development.*

WHY INVEST

The Smart Choice

We're revolutionizing autonomous vision with highly sought after AI products like Sidecar and Vortex. Our management team has experience with successful exits and bringing complex technology to market, positioning us to respond to demand for our products in 2025. With multiple patents and 5,000+ strong shareholders, we believe Epilog is primed for significant growth within the high-growth sectors of self-driving cars and AI-based vision.

Secure your stake in the future of autonomous vision today – invest in Epilog and take advantage of exciting perks.


epilog
aperis

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
333 W San Carlos St
San Jose, CA 95110

WEBSITE
View Site

Epilog has created patented AI vision technology delivering human-quality autonomous capability and is currently preparing to ship products in volume as demand materializes into two initial markets: self-driving cars and surveillance.

TERMS

Epilog

Overview

PRICE PER SHARE
$0.61

VALUATION
$25.11M

DEADLINE
Oct. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $4.79M

Breakdown

MIN INVESTMENT
$299.51

OFFERING TYPE
Equity

MAX INVESTMENT
$4,787,538.03

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
32,786

MAX NUMBER OF SHARES OFFERED
7,848,423

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$340,692	$576,977
Cash & Cash Equivalents	$21,221	$165,109
Accounts Receivable	$0	$0
Short-Term Debt	$491,745	$417,512
Long-Term Debt	$0	$0
Revenue & Sales	$668	$0
Costs of Goods Sold	$355	$0
Taxes Paid	$0	$0
Net Income	-$443,048	-$1,142,969

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Select investors will receive 50% additional bonus shares.

Combo/Avid Investor Perks

Early Bronze - Invest $500+ within the first two weeks and receive 5% bonus shares

Early Silver - Invest $1,000+ within the first two weeks and receive 10% bonus shares

Early Gold - Invest $2,500+ within the first two weeks and receive 15% bonus shares

Early Platinum - Invest $5,000+ within the first two weeks and receive 20% bonus shares

Early Diamond - Invest $10,000+ within the first two weeks and receive 25% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $1000+ and receive 5% bonus shares + free Epilog T-shirt*

Tier 2 Perk - Invest $2500+ and receive 10% bonus shares + 50% off SideCar

Tier 3 Perk - Invest $5,000+ and receive 15% bonus shares + 75% off SideCar or Free Vortex Mini

Tier 4 Perk - Invest $10,000+ and receive 25% bonus shares + Free SideCar and Vortex Mini

Tier 5 Perk - Invest $20,000+ and receive 50% bonus shares + Free SideCar and Vortex Mini

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Epilog Imaging Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $61. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

05.17.25

Vortex Webinar Playback

Epilog Vortex webinar May 08 2025: Transforming Video Archiving for Co...

Epilog Vortex webinar May 08 2025: Transforming Video Archiving

In case you missed the live session or want to revisit the material, the full presentation is now available on our YouTube channel. Many attendees found the insights particularly valuable.

The replay highlights Vortex's powerful capabilities, real-world applications, and market potential. We invite you to watch and discover how Vortex enhances Epilog's position in the vision markets.

Join our growing community of forward-thinking investors and secure your stake in our future today.

INVEST NOW

Be sure to subscribe to our newsletter blog.epilog.com to stay updated with the latest news and announcements.

Subscribe

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.14.25

Sidecar on the Honda CRV


Sidecar on the Honda CRV

🎉 INTRODUCING SIDECAR FOR HONDA CR-V 🎉

DRIVE SMARTER, NOT HARDER

We're thrilled to announce that SideCar, the innovative hands-free driving assistance system, is now available for your Honda CR-V!

Transform Your Highway Experience

SideCar seamlessly integrates with your CR-V's existing cruise control system to provide an unparalleled driving experience. Once activated, SideCar takes command of steering, acceleration, and braking—letting you enjoy the journey!

Premium Features, Zero Compromise:

- Intelligent Lane-Keeping Assistance
- Adaptive Cruise Control - Maintain ideal distance from other vehicles automatically
- Night-Vision Driver Monitoring - Our infrared camera ensures safety day or night
- Quick 15-Minute Installation - No permanent modifications to your vehicle!

ELEVATE YOUR DRIVING EXPERIENCE !

Become part of our growing community of forward-thinking investors and secure your stake in our future today.

INVEST NOW

Be sure to subscribe to our newsletter blog.epilog.com to stay updated with the latest news and announcements.

Subscribe

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.06.25

Approaching the $1M mark



epilog

AMAZING NEWS:

- **Approaching the $1M mark**
- **Over $500K Raised in Just ONE Week!**
- **$6M+ Total Raised So Far! ✨**
- **Nearly 6,000 incredible supporters have joined our journey! ✨**

We are deeply grateful for your steadfast support. Your confidence in our vision has generated remarkable momentum that continues to inspire our team daily.

Each investment contributes to our forward progress as we build not just a company, but a promising future where vision-based automation revolutionizes industries and enhances lives across sectors.

Thank you for brightening our path forward. We look forward to our continued success together.

Campaign Update This Thursday!

We will be discussing the campaign progress and exploring our cutting-edge video archival technology, Vortex, and witness a live demonstration and answer your questions. We'll be sharing exciting updates, offering behind-the-scenes insights, and answering your questions live.



epilog
Webinar
May 8, 2025 1PM PST
Vortex Introduction
+Campaign Update
epilog
Time Machine

Thursday, May 8th, 2025 at 1:00 PM PDT.

Register now. Space is limited.

Schedule a call with us.

Be sure to subscribe to our newsletter at blog.epilog.com to stay updated with the latest news and announcements.

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.02.25

$850K+ raised!



epilog

Over $850K raised!

$6M+ total raised to date!

Our community's overwhelming support continues to inspire us as we build something transformative. You're investing in a company aiming to make significant contributions to vision-based automation with potential applications across multiple industries.

Next Thursday!

We will be discussing the campaign progress and exploring our cutting-edge video archival technology, Vortex, and witness a live demonstration and answer your questions.



epilog
Time Machine

Secure your spot today to learn more about our offerings and the interest generated among investors.

Thursday, May 8th, 2025 at 1:00 PM PDT.

Register now. Space is limited.

Schedule a call with us.

INVEST NOW

Don't miss our upcoming webinar next week! We'll be sharing exciting updates, offering behind-the-scenes insights, and answering your questions live.

Be sure to subscribe to our newsletter at blog.epilog.com to stay updated with the latest news and announcements.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.29.25

$500K+ raised, halfway to the finish line.


500K+

We are more than halfway to the finish line for this campaign!

We've crossed the halfway mark toward our $1M goal, with over $500K raised — putting us on track to reach $6M+ in total funding across all offerings! We believe this achievement places Epilog among an elite group of StartEngine's most successful campaigns.

A huge thank you to everyone who has already invested — and to those considering an investment — for helping drive Epilog closer to delivering on its mission.

The momentum is building! Help Epilog finish strong — let's make this final stretch to the $1M goal our best yet!

INVEST NOW

Don't miss our upcoming webinar next week! We'll be sharing exciting updates, offering behind-the-scenes insights, and answering your questions live.

REGISTER NOW

Be sure to subscribe to our newsletter at blog.epilog.com to stay updated with the latest news and announcements

SUBSCRIBE NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.26.25

Epilog Investor Update Hub Is Here!



Financial
Press
Partnerships
CloseView
Wellcome
SideCar
IP
2023 in Review
21 hours ago
2023 Recap Webinar
March 20, 2024
Epilog Ai
Epilog in the News
March 15, 2024
Epilog Ai
SideCar in Stop-and-Go Traffic
Epilog Ai
SideCar Store Online
Epilog Ai
22 hours ago
SideCar Installation
March 11, 2024
Epilog Ai
SideCar and the Future of Road Safety
March 7, 2024
Epilog AI

Exciting News: Epilog Investor Update Hub Is Here

Many of you have asked for more consistent updates—and we've listened. Over the years, we've released over 100 major updates across multiple campaigns. However, due to changes in email addresses and delivery systems, some of you may have missed them.

Now, all updates are in one place: [blog.epilog.com]

We're thrilled to announce the launch of a centralized Investor Blog Library at blog.epilog.com, where every key update is now archived and organized for easy access.

The blog is structured across key categories:

- **SideCar Product Line**
- **Wellcome Product Line**
- **CloseView Product Line**
- **Vortex Product Line**
- **Subsidiary Updates**
- **Press & Media**
- **Epilog Financial Reports**
- **Company Announcements**

Whether you want to follow a specific product or track the evolution of Epilog as a whole, it's now easier than ever.

More to come:

As we begin our transition out of stealth mode, this library will continue to grow—including a private, investor-only area with exclusive access to financial insights, early product previews, and more.

Live Events & Investor Access:

Subscribing also ensures you'll be invited to upcoming investor webinars, trade shows, and roadshows.

How to subscribe:

We've recently updated our contact list with the latest investor emails.

To gain access to the blog and receive future updates, simply click below to confirm your subscription:

Subscribe Now

SUBSCRIBE NOW

Let's build the future—together.

Team Epilog

Invest in Epilog

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.24.25

200K+ and climbing


200K+

$200K+ milestone reached!

We're absolutely THRILLED by the incredible support from all of you—our amazing new investors and our wonderful returning believers! Your confidence in what we're creating hasn't just given us momentum. This milestone, while we're humbly celebrating it, represents an exciting springboard toward the higher ambitions driving this campaign.

Bright minds have noticed Epilog. We've received 250 applications so far for our open engineering intern position and will begin interviews soon. Applicants come from top universities, including Stanford (18), Carnegie Mellon (16), MIT (3), Caltech (1), and Cornell (7). It's going to be a tough choice.

The newsletter and blog are about to launch, keeping you updated on our progress, insights, and behind-the-scenes moments. All investors will receive invitations to subscribe soon.

Schedule a call with us.

Invest In Epilog

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.23.25

Webinar: Vortex Business Case and Live Demo

Webinar: Vortex Business Case and Live Demo May 8th, 1PM

Join us for a live demo and business case discussion of our brand-new Vortex product line. Powered by Epilog's patent-pending AI compression, Vortex effectively transforms existing surveillance systems into time machines—extending event access from the typical 30 days to a year or more. As 4K and higher resolutions push storage limits, Vortex is designed to improve data transmission efficiency and retention time without infrastructure changes. Now entering pilots with enterprise customers, it targets the $8B video cloud storage market.

Space is limited Register now:

REGISTER NOW

💡 What Makes Vortex Stand Out

- AI Compression Our patent-pending AI engine is intended to significantly increase video storage time while aiming to preserve critical visual fidelity.
- Plug-and-Play with Any IP Camera Vortex integrates with most existing surveillance infrastructures, eliminating the need for hardware replacement.
- Hybrid Storage Simultaneously archives to local network storage and cloud environments, operating in parallel with current VMS platforms.
- Built on top of AWS: Leveraging Amazon's robotic cold storage, cost efficiency, the system enables extended video retention—potentially a year or more subject to specific conditions and usage — compared to the typical 30-day standard. This may support use cases in forensics, compliance, and long-term liability protection.

🔐 Grounded in Proven Technology

Building on our years of experience handling 8K+ data rates, Vortex operates on standard GPUs and leverages well-established technologies such as AVC, HEVC, and LZW entropy compression. Our patent-pending algorithms are engineered with the goal of potentially enabling up to 10x increased storage duration based on lab testing environments.

📍 Current Activity

- Entering several enterprise pilot deployments.
- Focus areas include retail, transportation, and logistics, where video data volumes are especially high.
- Engagements with hardware partners are underway to explore broader deployment opportunities.

Schedule a call with us

Invest in Epilog

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.22.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Epilog offering. Here's an excerpt describing the specifics of the change:

---

1. Clarified on the campaign page that certain products (Vortex and Sidecar) are currently in beta testing. 2. Updated Exhibit F to include most current articles of incorporation. 3. Extended the offering deadline and updated the minimum target offering amount. 4. Updated the description of related party indebtedness to be current. 5. Updated language in the offering document related to anticipated events.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

04.21.25

Business Case for Drones

We couldn't verify the security of your connection.

Access to this content has been restricted. Contact your internet service provider for help.

The Business Case for Drones

High-megapixel resolution is crucial for search and rescue (SAR) and border patrol operations because it enables detailed imagery over expansive areas, facilitating the detection and identification of individuals, vehicles, or objects that might be missed with lower-resolution systems.

Search and Rescue Missions: High-resolution images provide up-to-date terrain information, aiding in the rapid location of missing persons, especially in challenging environments.

Border Surveillance: In border patrol applications, high-resolution imagery enhances surveillance capabilities by enabling monitoring of vast, often remote areas, and improving the detection of unauthorized crossings or concealed contraband. High-resolution data also supports advanced analytics, including AI-driven object recognition and anomaly detection—essential for automating surveillance processes and promptly identifying potential threats or individuals in need of assistance.

100 Megapixels: Often times there is a single chance to scan for a person in a large area. The only clue might be a bag or a hat. The clarity and detail provided by high-megapixel resolution are indispensable for timely, informed decision-making in these critical operations.

You can ask ChatGPT a simple question: "How many megapixels are needed to detect a baseball cap in a 100-acre field from 3,000 feet up?" The answer is approximately 100 megapixels (roughly 1 megapixel per acre), though this can vary depending on assumptions about image recognition quality and the AI model used. Fewer megapixels can be used, but this would require more scans over smaller areas and longer timeframes, increasing the risk of missing the evidence entirely or the done running out of fuel.

$42,000: The Cost of 100 Megapixels from the nearest Competitor

Can't we just use a $500 cell phone, you ask? The iPhone 16 advertises 120MP (adding three separate cameras) and some Chinese brands claim twice that. In reality, actual image quality from smartphones is limited to 4K (around 8MP) at best and drops to less than HD (2MP) in low light.

High-quality imaging requires large sensors. The closest competitor to Epilog CloseView is the Phase One iXM-100, priced at $42K. We are working to position the CloseView Gen-2 product as an potential alternative to products like the iXM-100 at a significantly lower cost in the aerial imaging market—with the additional benefit of integrated native AI processing.


8K Field of View
HD/4K Field of View
HD
4K
8K
car
car
bike
car
bike
sign
Colorado
light
HD Webcam sensor
$50 camera
4K Smartphone sensor
$500 camera
8K professional sensor
$50,000 camera

Investment Opportunity: The aerial imaging market is projected to grow from $4.44B in 2025 to $8B by 2030 (CAGR 12.5%). We believe that Epilog is uniquely positioned to offer unique price/performance offering in the aerial imaging market with patented technology.

Schedule a call with us

Invest In Epilog

INVEST NOW

The video is for demonstration purposes only. CloseView is currently in development, and we are targeting a 5 lb payload weight—ideal for smaller drones.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1 Perk

Invest $1000+ and receive 5% bonus shares + free Epilog T-shirt*

Select

$2,500

Tier 2 Perk

Invest $2500+ and receive 10% bonus shares + 50% off SideCar

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive 15% bonus shares + 75% off SideCar or Free Vortex Mini

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive 25% bonus shares + Free SideCar and Vortex Mini

Select

$20,000

Tier 5 Perk

Invest $20,000+ and receive 50% bonus shares + Free SideCar and Vortex Mini

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

ZS

Zachary Stahlhut
4 days ago

Hi Epilog Team, I'm Zac Stahlhut with D3VC, a venture fund focused on the investment crowdfunding space. We've been reviewing your current offering and had a few questions. Regarding the recent 2:1 stock split and the current valuation, could you elaborate on the strategy to build shareholder value moving forward, particularly for investors in this round, given the lower valuation compared to previous raises and the increase in available shares? We're also keen to understand more about your revenue generation timeline; could you provide more concrete details or upcoming milestones for the projected revenue ramp from SideCar, and any updates on the sales pipeline for Vortex and CloseView? Additionally, could you share more about the current composition of your board of directors and whether there are plans to bring on independent board members? Finally, could you discuss your past funding history – have you previously sought or received venture capital funding, and if not, what has been the strategic reasoning behind your funding approach to date? Thank you for your time and clarifications.

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Michael Mojaver
3 days ago

Hi Zachary,

Thank you for the great questions. I'm responding here for the benefit of our investor community. Happy to connect on LinkedIn if you'd like to schedule a meeting.

Our $25M–$100M valuation range is based on a DCF model using SideCar projections. We needed to raise funds quickly to support product launches and, given economic volatility, chose the low end of the valuation range. The increase in available shares doesn't significantly dilute investors—only 14% of the $6M raised so far was at the $50–$60M range, and we've offered existing investors incentives to average down their purchase price.

SideCar and Vortex are going through final gates prior to release. SideCar has ~600 reservations; Vortex has a pending order of 5,000 units for a pilot of 80 units, with the potential to scale nationwide—that's just one customer. CloseView will follow later this year. Please check our latest webinar update on Vortex.

We currently have three board members and are open to expansion with a major investment. We've done limited but strategic VC outreach—BMW Ventures, Ford (Silicon Valley), Lucid (via Peter Rawlinson), and Continental Ventures. We nearly finalized a $10M deal with Continental, Sony, and a NYC-based lead, which was postponed due to Continental's restructuring. We plan to revisit.

Crowdfunding has worked well so far—we're one of the top-raising companies on StartEngine. Our products align well with our audience. Many supporters could be potential users (think Apple or Tesla investors) or strategic B2B connectors in healthcare, military, or government.

Please subscribe to blog.epilog.com and hope to speak with you soon.

Best,
Michael

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Brandon Lev
8 days ago

I haven't looked too deeply into the prior offerings but can you speak to the significant decrease the pre money valuation compared the to last couple offering rounds?
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Michael Mojaver
7 days ago

Hi Brandon,
We completed a 2:1 stock split at the beginning of 2025. This, of course, does not affect the company's valuation—only the share price.

For valuation purposes, we use a Discounted Cash Flow (DCF) model, which currently supports a range of $25M–$100M based on our projected revenue ramp from SideCar alone. The model's discount rate inherently reflects current economic conditions.

The current offering, priced at the lower end, was structured to raise capital quickly given today's heightened market volatility and uncertainty. Interest rates are beginning to decline, and if revenue growth materializes as projected and the broader economy strengthens, we believe we could approach the higher end of our valuation range by the time we pursue the anticipated Reg A+ offering.

It's also worth noting that potential revenues from Vortex and CloseView have not yet been factored into the model. As those streams begin to generate revenue, we expect this will validate our projections and help solidify a stronger valuation.

Hope this is helpful and happy to clarify further if needed.

Thanks,
Michael
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BD

Bill Davidson
12 days ago

Will there be a replay of the campaign update that occurred today?
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MM

Michael Mojaver
10 days ago

Hello Bill, this is the link for the replay:
https://youtu.be/Dp30AuHsguc
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Jonathan Madden
16 days ago

Hey Michael,
Great to see the campaign on fire, good for the Epilog team & investors.
After reading the above Q&A about a split. I never received a update, could you quickly spell out the terms of the split?
GO EPILOG, YEAHHH!
Jon
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Michael Mojaver
16 days ago

Hi Jonathan,

Thanks for checking in! Building a tech company is much like solving a Rubik's Cube—a lot of careful planning, patience, and persistent work—then one final twist and everything clicks into place. Our sharp investors can see that.

As I've said many times, the core of our business model is scalability: low-friction, repeatable sales of super-high-tech, expensive (yet relatively affordable) devices, shipped via FedEx/Amazon in small packages. By the end of Q2, we expect to be right there—transitioning from beta testing Sidecar and Vortex to a full sales ramp.

Fun fact on the investment side—we raised half of the $1M so far just last week! with minimal marketing to only 10K followers! You can imagine the potential to 10–20x that simply by marketing to a broader audience, say a million people. To that end, we're prepping a Reg A+ offering now (mini-IPO), of course with an updated valuation aligned with expected revenues. We'll cover this in detail during the webinar on Thursday.

Long answer to your question: the stock split creates more shares for the new offerings. The split should reflect in pre-2025 share purchases within the next week or two in your account.

Cheers,
Michel
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James Bondulich
22 days ago

Does anyone know why this raise has caught fire?
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Michael Mojaver
21 days ago

Hi James,
I asked ChatGPT on your behalf: "What ingredients are investors looking for in a technology investment offering?" The answer is listed below — and we believe Epilog checks all the boxes, as outlined in our elevator pitch.

* Large, Growing Market – Big TAM with strong future growth potential.
* Clear Problem & Solution – Solves a real, urgent need in a compelling way.
* Experienced Team – Proven founders with domain expertise and execution track record of prior exits
* Strong Traction – Early customers, revenue, or partnerships validate demand.
* Defensible Technology – Proprietary IP, patents, or competitive moat.
Scalable Model – High-growth potential with efficient, repeatable revenue (e.g. SaaS).
* Fair Valuation – Pricing aligns with traction and market comps.
* Exit Potential – Clear path to returns via acquisition or IPO.

If you haven't yet subscribed to our blog and newsletter, it's free and a great way to get a deeper sense of Epilog's value proposition and why investors are excited.

Subscribe here:
blog.epoilog.com

Thanks,
Michael
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KP

Kalsang Phuntsok
a month ago

I am an early investor. How do I see that I got more shares as a result of 2025 split? I have same number of shares as original still.
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MM

Michael Mojaver
a month ago

Hi Kalsang,
StartEngine is implementing the stock split for all shareholders who invested prior to 2025. We understand you may be eager to see this update reflected in your portfolio, and we genuinely appreciate your patience during this process.

As a valued existing investor, you already qualify for our exclusive investor perks when you choose to invest again with us.

Thank you for your continued support of StartEngine. Please don't hesitate to reach out if you have any questions.

Michael
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MM

Mordechai Moskovics
a month ago

How's does your product differ from comma A.I.?
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Michael Mojaver
a month ago

Hello Mordechai,
To start, our technology extends far beyond a single product and our platform supports a wide range of applications.
Our most compelling advantage is image quality—up to 10x better than existing solutions at similar cost. For example, Tesla vehicles require three cameras to generate a single composite image, whereas our system achieves superior results using just one camera. This single-camera advantage also applies to security, surveillance, and drone applications, where others typically rely on multiple cameras to achieve similar image quality. Our approach also significantly reduces system complexity and simplifies AI processing.
For multi-camera setups, we use (lower resolution) multi-spectral imaging, allowing us to capture a wide range of the light spectrum—from thermal to millimeter wave—enabling advanced functionality across multiple domains. We have also developed breakthrough data compression technology that could transform image storage. All of our technology is either patented or patent-pending.
Regarding Comma specifically—their core focus is driving software, and they are doing an excellent job, which is why we currently share the same software base. However, our platform is flexible and supports a variety of software options—we can switch at any time.
Product to product, we offer a no-frills, high-performance solution with significantly higher-resolution imaging at a much lower price point.

Michael
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Raymond Marine
a month ago

Wow, Is Epilog For Real? I Invested FIVE Years AGO, and They Have Been Silent To None In Giving Out Information. The 50% Bonus is Nice, But The Stock Value Is Lower Than What I Bought It At. I Did Not Know They Had a Stock Split.
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Michael Mojaver
a month ago

Hi Raymond,
Thanks for checking in! Yes, there was a stock split—so you now own twice the number of shares you originally purchased.

We need to raise capital quickly, and with the market currently in bear territory, we've chosen the low end of our valuation range. As soon as we reach our revenue targets, we expect to return to the mid or even high end of the valuation range, depending on market conditions.

This is a great opportunity for you and other existing investors to increase your ownership at a discounted price—especially in Epilog's final year of crowdfunding!

Regardless, we're only offering just 1.7 million shares out of 41 million total issued, resulting in a maximum dilution of only 4% for existing investors.

We'd love to have you with us for one last push to finish the job—please join us this round!

Thanks,
Michael
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Bala Addagatla
a month ago

I am interested in investing. but what I am seeing from the Financials is not a single penny in revenue or sold any. Cash balance and assets reduced dramatically. Can you help me understand where all the funds going that got raised? after 5yrs of into funding still no where to be seen in the market with product/revenue?
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Michael Mojaver
a month ago

Hi Bala,
We're expecting revenue this year and are keeping our fingers crossed—possibly even profits within a year or two, given our extremely low overhead. In general, the more complex the product, the longer it takes to reach market—but with stronger competitive barriers. We could've launched a simple app and seen quick revenue, only to be copied. High-tech hardware, like SpaceX's, takes decades and billions but is far harder to replicate.

At Epilog, we've taken a middle path—our core product is software built on patented hardware. It's not rocket science, but self-driving isn't a simple app either. We hold ten patents, each taking 1–3 years. Achieving product-market fit requires multiple iterations, so we develop several products in parallel to increase our odds. Sales and support only make sense once we have a scalable product. All of this takes time and investment.

In terms of capital efficiency, can you name another company that's developed four products of this caliber on just $5M? We also have about 1,000 SideCars in preparation for launch, though they won't appear as inventory in the financials until final assembly and testing are complete.

Exciting times ahead—we need your investment to finish what we started!
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Shivendra Singh
a month ago

Epilog team, I am not clear on what’s going on with Epilog evaluation? I purchased @3.03 a share. Now I see the latest evaluation round is offering 0.61/share. This means, my investment of several K USD in previous two rounds is reduced to 30% of invested value at current valuation? What Epilog is doing to take care of its existing investors? A clear communication is preferred to existing investors. Feel free to DM me via my registered email on SE. it will be highly appreciated.

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Michael Mojaver
a month ago

Hi Shivendra,
Thanks for your question.
Yes, there was a stock split at the beginning of 2025, so you now hold twice as many shares as in previous years.
We're currently raising funds to support the imminent launch of two major products, and time is of the essence.
This offering is limited to a $1M maximum and represents just a 4% dilution to existing investors—regardless of the price at which you originally purchased shares. If you bought in at a higher price, this is a great opportunity to average down your cost basis.
If you're interested in participating, please:

Email me directly: invest@epilog.com
Or schedule a call with the team:
https://calendar.app.google/SoUXCciCShF6iAPZ7

Best regards,
Michael

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
Epilog Imaging Systems, Inc.
(formerly Biotronix Corporation)

To the Certificate of Incorporation of
Epilog Imaging Systems, Inc.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

FIRST: The name of the corporation is **Epilog Imaging Systems, Inc**.

SECOND: Article **IV** of the Certificate of Incorporation of the corporation is hereby amended and restated in its entirety as follows:
"Effective as of **February 5, 2025**, each **one (1) issued and outstanding share** of **common shares** shall be automatically converted into **two (2) shares** of **common shares**, without any action required by the stockholders. The total number of authorized common stock is accordingly adjusted to **50,000,000 shares**, maintaining the par value of **$0.0001** per share."

THIRD: This amendment has been duly adopted in accordance with **Section 242 of the General Corporation Law of the State of Delaware**, having been approved by the **Board of Directors** and duly authorized by the requisite vote of stockholders.

FOURTH: This amendment shall become effective upon filing with the Delaware Secretary of State.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of **February 5, 2025.**

Michael Mojaver
CEO/Director

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:52 AM 06/28/2010
FILED 11:52 AM 06/28/2010
SRV 100694905 - 4825424 FILE

CERTIFICATE OF INCORPORATION

OF

Biotronix Corporation

FIRST. The name of the corporation is Biotronix Corporation

SECOND. Its registered office in the State of Delaware is located at 1521 Concord Pike, Suite 301, in the City of Wilmington, County of New Castle, Zip Code 19803. The registered agent in charge thereof is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is 30,000,000, of which 25,000,000 shares of par value $0.0001 per share shall be designated as Common Stock and 5,000,000 shares of par value $0.0001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitation and restrictions thereof, which are permitted by the Delaware General Corporation Law, of the shares of each series of Preferred Stock. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such series, voting together as a single class.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., 7083 Hollywood Blvd., Suite 180, Los Angeles, CA 90028.

SIXTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty shall be eliminated to the fullest extent permissible under Delaware law. The corporation is authorized to indemnify its directors and officers to the fullest extent permissible under Delaware law.

IN WITNESS WHEREOF, the undersigned incorporator has executed this Certificate of Incorporation on the date below.

Date: June 25, 2010

LegalZoom.com, Inc., Incorporator

By: ______________________

Sheila Dang, Asst. Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:30 PM 07/27/2015
FILED 12:30 PM 07/27/2015
SRV 151105211 - 4825424 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Biotronix Corporation

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

The name of the corporation is Epilog Imaging Systems Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of July, 2015.

By: M. Moj

Authorized Officer

Title: President

Name: Michael Mojaver

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